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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*


                               SYNERGY 2000, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  87160P 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Charles R. Cronin, Jr.
                               1285 Dumaine Avenue
                               Oak Park, CA 91377
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 16, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 87160P 10 7                  13D                     Page 2 of 9 Pages

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Charles R. Cronin, Jr.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     California
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               7.   Sole Voting Power
  NUMBER OF           3,905,000
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY             200,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON             3,905,000
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                      200,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                      4,105,000
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                      26.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

                      IN
--------------------------------------------------------------------------------

CUSIP No. 87160P 10 7                  13D                     Page 3 of 9 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Cronin Family Revocable Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     California
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         3,905,000
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY             200,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           3,905,000
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                      200,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                      4,105,000
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                      26.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

                      OO
--------------------------------------------------------------------------------

CUSIP No. 87160P 10 7                  13D                     Page 4 of 9 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Colleen Rene Cronin
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     California
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF            67,733
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                   0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON              67,733
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                            0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                       67,733
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                       0.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

                       IN
--------------------------------------------------------------------------------

CUSIP No. 87160P 10 7                  13D                     Page 5 of 9 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Bonnie Lynn Cronin
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     California
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF            67,733
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                   0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON              67,733
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                            0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                       67,733
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                       0.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

                      IN
--------------------------------------------------------------------------------

CUSIP No. 87160P 10 7                  13D                     Page 6 of 9 Pages

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Aileen Mary Cronin
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     California
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                 0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY              64,534
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                   0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                       64,534
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                       64,534
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                       0.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

                      IN
--------------------------------------------------------------------------------

CUSIP No. 87160P 10 7                  13D                     Page 7 of 9 Pages

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

This Schedule 13D relates to shares of Common Stock, $.001 par value per share (the "Common Stock"), of Synergy 2000, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 30 North Raymond Avenue, Suite 804, Pasadena, California, 91103.


--------------------------------------------------------------------------------
Item 2.  Identity and Background.

This Schedule 13D is filed by and on behalf of the Charles R. Cronin, Jr. ("Cronin"), the Cronin Family Revocable Trust ("Trust"), Colleen Rene Cronin ("Colleen"), Bonnie Lynn Cronin ("Bonnie"), and Aileen Mary Cronin ("Aileen"). Cronin, Trust, Colleen, Bonnie and Aileen sometimes hereinafter are referred to, collectively, as the "Reporting Persons". Cronin is a co-trustee of Trust, and with his spouse, owns or controls 100% of its beneficial interests, and is the father of Colleen, Bonnie and Aileen. Colleen and Bonnie are of majority age but continue to reside in Cronin's residence. Aileen is a minor child. By virtue of his position with and ownership interest in the Trust, and his familial relationships with Colleen, Bonnie and Aileen, Cronin may be deemed to have shared voting and dispositive power with such parties. As described more fully in Item 4 below, the Reporting Persons are filing this Schedule 13D pursuant to Rule 13d-1(a) because the Trust, Colleen, Bonnie and Aileen have collectively acquired approximately 25.5% of the issued and outstanding shares of the Issuer from the Issuer in connection with that certain Agreement and Plan of Merger dated as of October 16, 2001, a copy of which is attached as Exhibit B hereto (collectively, the "merger transaction").

Although there is no formal agreement, written or oral, regarding the acquisition, disposition or voting of the securities of the Issuer as between the Reporting Persons, the Reporting Persons expect that they will be consulting with each other, and that Cronin, as a co-trustee of the Trust and the father of Colleen, Bonnie and Aileen, in addition to being an executive officer and director of the Issuer, may, for some purposes, be deemed to be members of a group with respect to the Issuer.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject him to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

This Schedule 13D is filed to report the acquisition of an aggregate of 4,000,000 shares of Common Stock of the Issuer by the Trust, Colleen, Bonnie and Aileen from the Issuer. Pursuant to the merger transaction, all of the issued and outstanding common stock of Convert-Tech, Inc., a California corporation, was exchanged for shares of the Issuer, including the shares presently owned by the Reporting Persons.

This Schedule 13D also provides information with respect to the prior grant to Mr. Cronin of immediately exercisable options to acquire 105,000 shares of the Issuer's Common Stock in connection with prior services rendered by Mr. Cronin to the Issuer.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The primary purpose of the investment in securities of the Issuer is for investment. The Reporting Persons may acquire additional shares of Common Stock for investment purposes from time to time, although neither has any specific present plans to do so.

In addition to the investment purposes, Mr. Cronin also plans to exercise direction and control over the Issuer. Prior to the closing of the merger transaction as described above, Mr. Cronin was a member of the Issuer's board of directors. Concurrent with the closing of the merger transaction, Mr. Cronin continues to serve as a director of the Issuer and, in addition, was elected to serve as the Executive Vice President of the Issuer, and as the President of the Issuer's technology consulting subsidiary, Infinity Technology Solutions, Inc., a Delaware corporation.

Other than as set forth in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D, or any agreement regarding such matters, although they may in the future take actions which would have such consequences. All of the Reporting Persons' plans are consistent with those of Mr. Cronin.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a), (b) According to information furnished to the Reporting Persons by the Issuer, there were 15,651,500 shares of Common Stock issued and outstanding as of October 16, 2001. Based on such information, the Trust reports direct holdings of 3,800,000 shares of Common Stock, amounting to approximately 24.3% of the issued and outstanding shares of Common Stock. Mr. Cronin, with his spouse, owns a 100% beneficial interest in the Trust. Mr. Cronin may be deemed to have shared voting and investment power with respect to all such shares owned by the Trust. Mr. Cronin also reports holdings of 105,000 shares of Common Stock, pursuant to options immediately exercisable or exercisable within 60 days of October 16, 2001, amounting to approximately 0.6% of the issued and outstanding shares of Common Stock. In addition, Mr. Cronin's children, Colleen, Bonnie and Aileen report 67,733, 67,733 and 64,534 shares of Common Stock, respectively, amounting to approximately 0.4%, 0.4% and 0.4% of the issued and outstanding shares of Issuer's Common Stock.

Mr. Cronin and the Trust disclaim beneficial ownership with respect to the 200,000 aggregate shares of Issuer's Common Stock held by Colleen, Bonnie and Aileen, and the filing of this report is not an admission that Mr. Cronin or the Trust is the beneficial owner of these securities for any purpose.

(c), (d) and (e)  Not applicable.
--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Cronin has an informal understanding with each of Colleen and Bonnie that he has a right to repurchase their shareholdings in Issuer prior to the sale to a third party. Mr. Cronin presently serves as a guardian for Aileen Mary Cronin and has the shared right, with his spouse, to vote or dispose of such holdings. Other than as set forth in this Item 6, no Reporting Person is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A - Joint Filing Undertaking.

Exhibit B - Agreement and Plan of Merger dated as of October 16, 2001, among, INTER ALIA, Synergy 2000, Inc., Infinity Technology Solutions, Inc., and Convert-Tech, Inc.

Exhibit C - Limited Power of Attorney of Colleen Rene Cronin

Exhibit D - Limited Power of Attorney of Bonnie Lynn Cronin
--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2001.

CRONIN FAMILY REVOCABLE TRUST               CHARLES R. CRONIN, JR.

BY: /S/ CHARLES R. CRONIN, JR.              /S/ CHARLES R. CRONIN
---------------------------------           ------------------------------------
        CHARLES R. CRONIN, JR.,
          Trustee


COLLEEN RENE CRONIN                         BONNIE LYNN CRONIN

BY: /S/ CHARLES R. CRONIN, JR.              /S/ CHARLES R. CRONIN
---------------------------------           ------------------------------------
        CHARLES R. CRONIN, JR.,                 CHARLES R. CRONIN,
          Attorney-in-Fact                        Attorney-in-Fact


AILEEN MARY CRONIN

BY: /S/ CHARLES R. CRONIN, JR.
---------------------------------
        CHARLES R. CRONIN, JR.,
          Guardian



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A

                            JOINT FILING UNDERTAKING

                  The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:   November 9, 2001.

CRONIN FAMILY REVOCABLE TRUST               CHARLES R. CRONIN, JR.

BY: /S/ CHARLES R. CRONIN, JR.              /S/ CHARLES R. CRONIN
---------------------------------           ------------------------------------
        CHARLES R. CRONIN, JR.,
          Trustee


COLLEEN RENE CRONIN                         BONNIE LYNN CRONIN

BY: /S/ CHARLES R. CRONIN, JR.              /S/ CHARLES R. CRONIN
---------------------------------           ------------------------------------
        CHARLES R. CRONIN, JR.,                 CHARLES R. CRONIN,
          Attorney-in-Fact                        Attorney-in-Fact


AILEEN MARY CRONIN

BY: /S/ CHARLES R. CRONIN, JR.
---------------------------------
        CHARLES R. CRONIN, JR.,
          Guardian

                                    EXHIBIT B

             ------------------------------------------------------
                          AGREEMENT AND PLAN OF MERGER





                             DATED OCTOBER 16, 2001,




                                      AMONG




                               SYNERGY 2000, INC.,




                      INFINITY TECHNOLOGY SOLUTIONS, INC.,




                               CONVERT-TECH, INC.,




                             CHARLES R. CRONIN, JR.




                         CRONIN FAMILY REVOCABLE TRUST,




                              COLLEEN RENE CRONIN,




                               BONNIE LYNN CRONIN,




                               AILEEN MARY CRONIN,




                                       AND




                                JEFFREY D. SEGAL
             -------------------------------------------------------

         AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated October 16, 2001, among Synergy 2000, Inc., a Delaware corporation ("Parent"); Infinity Technology Solutions, Inc., a Delaware corporation and a subsidiary of Parent ("Sub"); Convert-Tech, Inc., a California corporation (the "Company"); Charles
R. Cronin, Jr. ("Principal"), and those entities and persons listed on Exhibit A (the "Shareholders").


                                    RECITALS

         A. Parent, Sub and the Company intend to effect a merger of the Company into Sub (the "Merger") in accordance with this Agreement, the General Corporation Law of the State of Delaware (the "DGCL") and the General Corporation Law of the State of California ("CGCL"). Upon consummation of the Merger, the Company will cease to exist and Sub will continue as a wholly-owned subsidiary of Parent.

         B. This Agreement has been approved by the respective boards of directors of Parent, Sub and the Company.

         C. The parties intend that the Merger will be treated as a tax free reorganization as described in Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

         D. The Shareholders (as defined herein) have voted for approval of this Agreement and the Merger in accordance with all legal requirements for shareholder approval under the CGCL.


                                    AGREEMENT

         The parties to this Agreement hereby agree as follows:


                                    ARTICLE I

                                   THE MERGER

       1.1 THE MERGER

       Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and the CGCL, the Company shall be merged with and into Sub at the Effective Time (as defined below). At the Effective Time, the separate existence of the Company shall cease, and Sub shall continue as the surviving corporation (the "Surviving Corporation") under the name Infinity Technology Solutions, Inc.

       1.2 CLOSING

       The closing of the Merger (the "Closing") shall take place at the offices of Parent at 30 North Raymond Avenue, Suite 804, Pasadena, California, 91103, as soon as practicable (but in any event within three business days) following the execution and delivery of this Agreement, or at such other date, time and place as Parent and the Shareholders may agree. The date on which the Closing takes place is referred to herein as the "Closing Date".

       1.3 EFFECTIVE TIME OF THE MERGER. The Company shall file a Certificate of Merger conforming to the requirements of Section 252(c) of the DGCL with the Secretary of State of the State of Delaware and an Agreement of Merger conforming to the requirements of Section 1103 of the CGCL with the Secretary of State of the State of California (collectively, the "Certificates of Merger"). The Merger shall become effective at such time as all Certificates of Merger are duly filed with the Secretary of State of the State of Delaware and the Secretary of State of the State of California, respectively (the "Effective Time").

       1.4 EFFECTS OF THE MERGER . The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL and the CGCL.

       1.5 CERTIFICATE OF INCORPORATION; BY-LAWS (a) The certificate of incorporation of Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable law, a true copy thereof is attached as Exhibit B hereto.

       (b) The By-laws of Sub, as in effect immediately prior to the Effective Time, which are attached as Exhibit C hereto shall be the By-laws of the Surviving Corporation until thereafter amended as provided therein or by applicable law.

                                   ARTICLE II

        CANCELLATION OF THE CAPITAL STOCK OF THE COMPANY AND PAYMENT WITH
                                RESPECT THERETO

         2.1 CONSIDERATION. At the Effective Time, by virtue of the Merger and without any action by the parties (1) all of the outstanding shares of capital stock of the Company (the "Company Shares") shall be converted into the right to receive, in the aggregate, five million (5,000,000) shares of Common Stock of the Parent ("Parent Common Stock") (the aggregate number of such shares of Parent Common Stock, collectively, the "Merger Consideration"); and (2) all of the outstanding shares of Company Shares shall cease to be outstanding, and shall be cancelled and retired and shall cease to exist, and each holder of certificates representing Company Shares (the "Company Share Certificates") shall cease to have any rights with respect thereto, except the right to receive its pro rata portion of the Merger Consideration upon the surrender of the Company Share Certificates in accordance with this Section.


                                   ARTICLE III

      REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS AND THE PRINCIPAL

       Whenever any representation and warranties set forth in this Agreement are qualified as to the "knowledge", such term means the actual knowledge, after due and diligent inquiry, of such party's officers, directors and other managers, provided that such persons shall have made due and diligent inquiry of those employees whom such officers, directors and managers reasonably believe would have actual knowledge of the matters represented.
       In this Agreement, any reference to any event, change, condition or effect being "material" with respect to any entity or group of entities means any material event, change, condition or effect related to the financial condition, property, assets (including intangible assets), liabilities, business, operations or results of operations of the Company. In this Agreement, any reference to a "Material Adverse Effect" with respect to the Company means any event, change or effect that is materially adverse to the financial condition, properties, assets, liabilities, business, operations or results of operations of, the Company.
       Each of the Shareholders and the Principal, jointly and severally, hereby represents and warrants to Parent the following, except as set forth in a disclosure schedule delivered to Parent at the Closing, a copy of which is attached as Exhibit D hereto (the "Company Disclosure Schedule"):

       3.1 ORGANIZATION, GOOD STANDING AND QUALIFICATION. The Company is a corporation duly incorporated, duly organized, validly existing and in good standing under the laws of the State of California. The Company has all requisite corporate power and authority to own and operate its properties and assets, to execute and deliver this Agreement and to carry on its business as presently conducted and as presently proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary and in which failure to so qualify would have a Material Adverse Effect on the Company. The Company has no subsidiaries and owns no securities of any other corporation, limited partnership, limited liability company or other entity. The Company is not a participant in any joint venture, partnership, limited liability company or similar arrangement.

       3.2 CAPITALIZATION. (a) The authorized capital stock of the Company, immediately prior to the Closing, will consist of 25,000 shares of common stock, no par value, of which 9,375 (the "Company Shares") are issued and outstanding. The Company has not authorized the issuance of any other capital stock. The Shares (A) have been duly authorized and validly issued to the parties and in the amounts listed on Exhibit A hereto, (B) are fully paid and nonassessable and are free of any liens or encumbrances, and (C) were issued in compliance with all applicable state and federal laws concerning the offer, sale and issuance of securities. There are no authorized or outstanding subscriptions, warrants, options, contracts, rights (pre-emptive or otherwise), puts, calls, exchangeable or convertible securities, commitments or demands of any character relating to any authorized and issued or unissued shares of the capital stock of the Company or other instruments convertible into or exchangeable for such stock, or which obligate the Company to seek authorization to issue additional shares of any class of stock or to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of the Company or obligating the Company to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement, other than created by virtue of this Agreement or the transactions contemplated hereby. The Company Shares are not subject to any pre-emptive rights or rights of first refusal created by statute, the Articles of Incorporation or Bylaws of Company or any agreement to which the Company is a party or by which it is bound. There are no contracts, commitments or agreements relating to the voting, purchase or sale of Company and any of its Shareholders and, to the knowledge of the Company, between or among any of the Company's Shareholders.

       (b) Each of the Shareholders has, and at the Effective Time will have, good and valid title to, and beneficial ownership of, the Company Shares set forth on Exhibit A.

       (c) The Merger does not constitute and will not constitute an event under any capital stock or convertible security or any anti-dilution or similar provision of any agreement to which the Company is a party or by which it is bound or affected, which shall either increase the number of shares or units of capital stock issuable upon conversion of any securities or upon exercise of any warrant or right to subscribe to or purchase any stock or similar security, or decrease the consideration per share or unit of capital stock to be received by the Company upon such conversion or exercise.

       3.3 AUTHORIZATION; BINDING OBLIGATIONS. The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

       3.4 FINANCIAL STATEMENTS. The Company has delivered to Parent its unaudited Statement of Income and Balance Sheets for the two fiscal years ended December 31, 2000 and 1999 (collectively, the "Unaudited Financial Statements") and its unaudited Statement of Income and Balance Sheets as of and for the six-month period ended June 30, 2001 (collectively, the "Interim Financial Statements" and together with the Unaudited Financial Statements, the "Company Financial Statements"). The Company has also delivered to Parent a schedule of receivables and payables as of August 31, 2001 (the "Receivables and Payables Schedule"). The Company Financial Statements and the Receivables and Payables Schedule are in accordance with the books and records of the Company, are complete and correct in all material respects, have been derived from the books and records of the Company, and present fairly the financial condition and position of the Company for the periods covered and at June 30, 2001 (the "Company Statement Date") with respect to the Company Financial Statements, and at August 31, 2001 with respect to the Receivables and Payables Schedule, and other dates therein specified and the results of its operations for the periods therein specified; provided that the Company Financial Statements and the Receivables and Payables Schedule have not been audited or compiled by an independent accountant and are not prepared in accordance with generally accepted accounting principles ("GAAP") (including the accrual of expenses or liabilities) and provided further that the unaudited interim financial statements are subject to normal recurring year-end adjustments and the Company Financial Statements do not contain all footnotes required under GAAP. To the knowledge of the Company, no account receivable reflected on the Receivables and Payables Schedule is uncollectible or subject to counterclaim or offset, except reserved against thereon. All accounts payable reflected on the Receivables and Payables Schedule are currently within their respective terms and are neither in default nor otherwise past due by more than ninety (90) days.

       3.5 NO UNDISCLOSED LIABILITIES. The Company has no obligations or liabilities that are not disclosed or reflected in the Company Financial Statements, except current liabilities incurred, and obligations entered into, in the ordinary course of business subsequent to the Company Statement Date.

       3.6 AGREEMENTS; ACTION.

       (a) There are no agreements, understandings or proposed transactions between the Company and any of its officers or directors, or any family member of any of its officers or directors, or any affiliate thereof.

       (b) There are no agreements, understandings, instruments, contracts, proposed transactions, judgments, orders, writs or decrees to which the Company is a party or by which it is bound which may involve (i) obligations (contingent or otherwise) of, or payments to, the Company in excess of $10,000, or (ii) the license of any patent, copyright, trade secret or other proprietary right to or from the Company or (iii) provisions restricting or affecting the development, manufacture or distribution of the Company's products or services, or (iv) indemnification by the Company with respect to infringements of proprietary rights, other than indemnification provisions contained in purchase orders or license agreements arising in the ordinary course of business.

       (c) Except as set forth in the Company Financial Statements, since the Company Statement Date, the Company has not (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any of its capital stock, (ii) incurred any indebtedness for money borrowed or any other liabilities (other than with respect to indebtedness and other obligations incurred in the ordinary course of business), (iii) made any loans or advances to any person, other than ordinary and reasonable advances for travel expenses, other than in the ordinary course of business, or (iv) sold, exchanged or otherwise disposed of any of its assets or rights, other than in the ordinary course of business.

       (d) For the purposes of subsection (b) above, all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same person or entity (including persons or entities the Company has reason to believe are affiliated therewith) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such subsections.

       3.7 INTERESTED PARTY TRANSACTIONS. The Company is not indebted to nor does it owe any contractual commitment or arrangement to, with or for the benefit of, any director, officer, employee, affiliate or agent of (except for amounts due as normal as due as normal salaries and bonuses and reimbursement of expenses in the ordinary course of the Company's current business), and is not indebted to, nor does it owe any contractual commitment or arrangement to, with or for the benefit of, the Company. Except for normal salaries and bonuses and reimbursement of expenses in the ordinary course of the Company's current business, and otherwise disclosed on the Closing Balance Sheet, the Company has not made any payments, loans or advances of any kind, or paid any dividends or distributions of any kind, to or for the benefit of any shareholder of the Company, or any of their respective affiliates, associates or family members.

       3.8 CHANGES. Since the Company Statement Date, the Company has conducted its business in the ordinary course consistent with past practice and there has not been:

       (a) Any change in the assets, liabilities, financial condition or operations of the Company from that reflected in the Company Financial Statements, other than changes in the ordinary course of business, none of which individually or in the aggregate has had or is reasonably expected to have a Materially Adverse Effect;

       (b) Any resignation or termination of any key officers of the Company, and the Company, to the best of its knowledge, does not know of the impending resignation or termination of employment of any such officer;

       (c) Any change in the contingent obligations of the Company by way of guaranty, endorsement, indemnity, warranty or otherwise;

       (d) Any cancellation, compromise or waiver by the Company of a valuable right or of a material debt owed to it;

       (e) Any direct or indirect loans made by the Company to any stockholder, employee, officer or director of the Company;

       (f) Any change in any compensation arrangement or agreement with any employee, officer, director or stockholder, except as contemplated herein;

       (g) Any declaration or payment of any dividend or other distribution of the assets of the Company or any purchase or redemption of any of its outstanding equity interests;

       (h) Any debt, obligation or liability incurred, assumed or guaranteed by the Company, except those for immaterial amounts;

       (i) Any sale, transfer or lease of the assets of the Company;

       (j) Any physical damage, destruction or loss (whether or a Materially Adverse Effect;

       (k) Any issuance or sale of any shares of the capital stock or other securities of the Company or grant of any options with respect thereto, or any modification of any of the capital stock of the Company;

       (l) Any mortgage, pledge or lien incurred with respect to any of the assets (tangible or intangible) of the Company;

       (m) Any discharge, satisfaction or payment of any obligation or liability other than current liabilities reflected in the Company Financial Statements and current liabilities incurred since the Company Statement Date, in each case in the ordinary course of business;

       (n) Any transaction entered into by the Company other than in the ordinary course of business;

       (o) Any other event or condition of any character that, either individually or in the aggregate, has had or is reasonably likely to have a Materially Adverse Effect ; or

       (p) Any agreement by the Company to do any of the things described in the preceding clauses (a) through (o) (other than an agreement with Parent and its representatives regarding the transactions contemplated by this Agreement.)

       3.9 TITLE TO PROPERTIES AND ASSETS; LIENS. Section 3.9 of the Company Disclosure Schedule identifies each parcel of real property leased by the Company (the "Leased Property"). The Company does not own any interest in real property. The Company has good, and valid leasehold title to the Leased Property and good and valid title to the personal property, tangible and intangible, reflected in the Interim Financial Statements (except properties, interests in properties and assets sold or otherwise disposed of since the Company Statement Date in the ordinary course of business), or with respect to leased or licensed properties and assets, valid leasehold or licensed interests in, free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) the lien of current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, (iii) those liens of the lessor under any leasehold and (iv) liens securing debt which is reflected on the Interim Financial Statements. Such assets constitute all of the assets and properties, tangible and intangible, reasonably necessary to conduct Company's business substantially as presently conducted. The plants, property and equipment of Company that are used in the operations of its businesses are in good operating condition and repair, subject to normal wear and tear.

       3.10 INTELLECTUAL PROPERTY. The Company owns, or is licensed or otherwise possesses legally enforceable rights to use all patents, trademarks, trade names, domain names, service marks, copyrights, and any applications therefor, schematics, technology, know-how, trade secrets, inventions, ideas, algorithms, processes, computer software programs or applications (in source code and/or object code form), and tangible or intangible proprietary information or material ("Intellectual Property") that are used or proposed to be used in the business of the Company as currently conducted or as proposed to be conducted by the Company ("Company Intellectual Property"). Except as set forth on Section
3.10 of the Company Disclosure Schedule, the Company has not (i) licensed, or agreed under any condition to license or deliver, any of Company Intellectual Property in source code form to any party or for resale to any third-party other than a license to customers for their own use to modify their systems, or (ii) entered into any exclusive agreements relating to its Intellectual Property with any party (except with regard to any graphical user interface).

       (a) Section 3.10(a) of the Company Disclosure Schedule lists (i) all patents and patent applications and all registered trademarks (and trademarks for which an application has been filed), trade names, domain names, and service marks, registered copyrights, included in the Company Intellectual Property, including the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed, (ii) all licenses, sublicenses and other agreements as to which the Company is a party and pursuant to which any person is authorized to use any Intellectual Property and (iii) all licenses, sublicenses and other agreements as to which Company is a party and pursuant to which Company is authorized to use any third party patents, trademarks or copyrights, including software ("Third Party Intellectual Property Rights") which are incorporated in, are, or form a part of any Company product.

       (b) To the Company's knowledge, there is no unauthorized use, disclosure, infringement or misappropriation of any Company Intellectual Property, or any Intellectual Property right of any third party to the extent licensed by or through the Company, by any third party, including any employee or former employee of the Company. The Company has not entered into any agreement to indemnify any other person against any charge of infringement of any Intellectual Property, other than indemnification provisions contained in purchase orders or license agreements arising in the ordinary course of business.

       (c) The Company is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Company Intellectual Property or Third Party Intellectual Property Rights.

       (d) The Company does not have any patents, registered trademarks, registered service marks or registered copyrights. The Company (i) has not been sued in any suit, action or proceeding which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party; (ii) has no knowledge that the manufacturing, marketing, licensing or sale of its products infringes any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party and (iii) has not brought any action, suit or proceeding for infringement of Intellectual Property or breach of any license or agreement involving the Company Intellectual Property against any third party.

       3.11 LITIGATION. There is no action, suit, arbitration, audit or other proceeding or investigation pending, or to the Company's knowledge, threatened against the Company or any of its properties or any of its officers or directors (in their capacity as such) before any agency, court or tribunal, foreign or domestic. The Company is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, other proceeding or investigation by the Company currently pending or which the Company intends to initiate.

       3.12 TAX RETURNS AND PAYMENTS.

       (a) For purposes of this Agreement, "Tax" or "Taxes" shall mean all taxes imposed by any governmental authority, including, but not limited to, income, capital gains, license, gross receipts, net worth, capital stock, profits, stamp, occupation, transfer, value added, excise, franchise, sales, use, property (whether real, personal or mixed), employment, unemployment, disability, withholding, social security and workers' compensation taxes and estimated income and franchise tax payments, and interest, penalties, fines costs and assessments.

       (b) The Company has filed or caused to be filed on a timely basis all federal, state, local, foreign and other tax returns, reports and declarations (collectively, "Tax Returns") required to be filed by the Company and has paid all Taxes due and payable with respect to the periods covered by such Tax Returns (whether or not reflected thereon). All Tax Returns filed by the Company are true, complete and correct in all material respects. No deficiency in Taxes for any period has been asserted by any taxing authority that remains unpaid at the date hereof. No written inquiries or notices have been received by the Company from a taxing authority with respect to possible claims for Taxes which have not been resolved prior to the date hereof. There are no liens for Taxes on any of the assets of the Company or any of the shares of stock of the Company.
Section 3.12(b) to the Company Disclosure Schedule hereto sets forth a complete and accurate list of all jurisdictions in which such Tax Returns are currently required to be filed and the type of such Tax Return. No Tax Return of the Company has ever been audited. There is no liability for any Tax to be imposed upon the Company's properties or assets as of the date of this Agreement that is not adequately provided for. The Company has not executed any waiver of any statute of limitations on the assessment or calculation of any Tax or governmental charge. The Company has withheld and, except for amounts not yet due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee. The Company has properly classified its service providers as independent contractors for tax purposes.

       (c) The Company has not incurred any Tax liability other than in the ordinary course of business. Section 3.12(c) to the Company Disclosure Schedule hereto contains an accurate and adequate estimate as of the date hereof of the amount of all accrued and unpaid Taxes of the Company for all periods through and including the Closing Date.

       (d) The Company has delivered to Parent true and complete copies of all Tax Returns filed by the Company since its inception.

       (e) The Company is not a party to any tax sharing or tax allocation agreement nor does the Company owe any amount under any such agreement. The Company has not filed any disclosures under Section 6662 or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any tax return.

       (f) The Company has been a validly electing S corporation within the meaning of Section 1361 and 1362 of the Code at all times since September 1998.

       3.13 INVESTMENT COMPANY. The Company is not and is not controlled by or affiliated with an "investment company" within the meaning of the Investment Company Act of 1940 other than solely as a result of this Agreement.

       3.14 EMPLOYMENT MATTERS.

       (a) To the knowledge of the Company, the Company is in compliance in all material respects with all currently applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, alien employment and hiring, and is not engaged in any unfair labor practice.

       (b) The Company has no collective bargaining agreement with any of its employees. There is no labor union organizing activity pending or, to the Company's knowledge, threatened with respect to the Company. Except as contemplated hereby, no employee has any agreement or contract, written or verbal, regarding such employee's continued employment by the Company. As of the Closing, the Company will not be a party to or bound by any currently effective employment contract, deferred compensation arrangement, bonus plan, incentive plan, profit sharing plan, retirement agreement or other material employee compensation plan or agreement. To the knowledge of the Company, no employee of the Company, nor any consultant with whom the Company has contracted, is in material violation of any term of any employment contract, proprietary information agreement or any other agreement relating to the right of any such individual to be employed by, or to contract with, the Company because of the nature of the business to be conducted by the Company; and the continued employment by the Company of its present employees, and the performance of the Company's contracts with its independent contractors, will not result in any such violation. The Company has not received any notice alleging that any such violation has occurred. Except as contemplated hereby, no employee of the Company has been granted the right to continued employment by the Company or to any material compensation following termination of employment with the Company.

       (c) There are no pending claims against the Company under any workers compensation plan or policy or for long term disability. There are no controversies pending or, to the Company's knowledge, threatened, between the Company and any of its employees which controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any agency, court or tribunal, foreign or domestic. No employee of the Company has given notice to the Company, nor does the Company have any knowledge, that any such employee intends to terminate his or her employment with the Company.

       (d) Section 3.14(d) of the Company Disclosure Schedule lists completely and accurately all employees of the Company, together with each such employee's job title.

       3.15 REGISTRATION RIGHTS. The Company is currently not under any obligation, and has not granted any rights, to register any of the Company's presently outstanding securities or any of its securities that may hereafter be issued.

       3.16 COMPLIANCE WITH LAWS; GOVERNMENTAL CONSENTS; PERMITS. The Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which alone or together with any other violations would have a Material Adverse Effect. No governmental orders, permissions, consents, approvals or authorizations are required to be obtained and no registrations or declarations are required to be filed in connection with the execution and delivery of this Agreement and the Merger, except for (i) the filing of the Certificates of Merger, together with the required officers' certificates; (ii) such governmental consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country; and (iii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on the Company and would not prevent, or materially alter or delay any of the transactions contemplated by this Agreement. The Company has all material franchises, permits, licenses and any similar authority necessary for the conduct of its business as now being conducted by it.

       3.17 MINUTE BOOKS. The minute books of the Company made available to Parent contain a complete and accurate summary of all meetings of the board of directors or any committee thereof and shareholders or actions by written consent since the time of incorporation of the Company through the date of this Agreement, and reflect all transactions referred to in such minutes accurately in all material respects.

       3.18 INSURANCE. A complete and correct list of all of the insurance policies held by the Company is listed on Section 3.18 of the Company Disclosure Schedule. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and the Company is otherwise in compliance with the terms of such policies and bonds. The Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

       3.19 EMPLOYMENT BENEFIT PLANS-ERISA. Except as disclosed on Section 3.19 of the Company Disclosure Schedule, neither the Company nor any ERISA Affiliate (defined below) maintains, administers, contributes to or is obligated to contribute to, nor has the Company or any ERISA Affiliate since inception of the Company, maintained, administered, contributed to or been obligated to contribute to, nor do the employees of the Company or any ERISA Affiliate receive as a condition of employment with the Company, benefits pursuant to any employee pension benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), including, without limitation, any multi-employer plan as defined in Section 3(37) of ERISA, nor does the Company maintain any employee welfare benefit plan (as defined in Section 3(1) of ERISA); or bonus, deferred compensation, stock purchase, stock option, severance plan, salary continuation, vacation, sick leave, material fringe benefit, incentive, insurance, welfare or similar compensatory arrangement. Any plan disclosed on Section 3.19 of the Company Disclosure Schedule has been operated in all material respects in compliance with its terms and in compliance with all applicable law, including ERISA and the Code. "ERISA Affiliate" means all members of a controlled group of corporations and all trades and businesses (whether or not incorporated) under common control and all other entities which, together with the Company, are treated as a single employer under any or all of Sections 414(b), (c), (m) or
(o) of the Internal Revenue Code on either the date of this Agreement or at any time during the period of five (5) years ending on the date hereof.

       3.20 INTERESTED PARTY TRANSACTIONS. Except as set forth in Section 3.20 of the Company Disclosure Schedule, no officer, director or stockholder of the Company has or has had, either directly or indirectly, (a) an interest in any person which (i) furnishes or sells services or products which are furnished or sold or are proposed to be furnished or sold by the Company, or (ii) purchases from or sells or furnishes to the Company any goods or services, or (b) a beneficial interest in any contract or agreement (other than employment or similar agreements) to which the Company is a party or by which it may be bound or affected.

       3.21 ENVIRONMENTAL MATTERS.

       (a) No hazardous material, hazardous substance or toxic substance as defined in applicable environmental laws, rules and regulations ("Hazardous Materials") (i) to the Company's knowledge, has been released, stored, generated, used, treated, deposited or disposed of on or under or is located on or under any real property currently or previously owned or leased by the Company, (ii) is presently maintained, used, generated, or permitted to remain in place by the Company in violation of any applicable law, (iii) to the Company's knowledge, is required by applicable law to be removed, treated or mitigated by the Company, given the nature of its present condition, location, nature, material or maintenance, or (iv) to the Company's knowledge, is of a type, location, material, nature or condition which requires special notification to third parties by the Company under applicable law.

       (b) The Company has maintained its properties and assets and conducted its business in all material respects in accordance with all federal, state and local statutes, laws, rules and regulations pertaining to conservation and protection of the environment and the release, treatment, discharge, use, handling, storage, production and disposal of Hazardous Materials.

       (c) No notice, citation, summons or order has been received by the Company and no investigation or review is pending or, to the knowledge of the Company, threatened by any governmental or other entity, with respect to (i) any alleged violation by the Company of any environmental statute, ordinance, rule, regulation or order of any governmental entity, or (ii) any alleged failure by the Company to have any environmental permit, certificate, license, approval, registration or authorization required in connection with its business, or (iii) any use, possession, generation, treatment, storage, recycling, transportation, release or disposal by or on behalf of the Company of any Hazardous Material.

       3.22 BROKERS' AND FINDERS' FEES. The Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

       3.23 SHAREHOLDER VOTING; WAIVER OF DISSENTERS' RIGHTS. All holders of the outstanding Company Shares have voted for approval of the Merger or acted to approve the Merger through valid written consents and have waived any dissenters' rights as provided in Section 1300 of the CGCL.

       3.24 CERTAIN AGREEMENTS AFFECTED BY THE MERGER. Neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of the Company, (ii) materially increase any benefits otherwise payable by the Company to its employees, agents, consultants and directors, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

       3.25 BANK ACCOUNTS. Section 3.25 of the Company Disclosure Schedule sets forth a true and correct list the names and addresses of all banks, other institutions and state governmental departments at which the Company has accounts, deposits or safety deposit boxes, or special deposits required to be held by such state governmental departments with the nature of such account and the names of all persons authorized to draw on or give instructions with respect to such accounts or deposits, or to have access thereto, and the names and addresses of all persons, if any, holding a power-of-attorney on behalf of the Company.

       3.26 MATERIAL CONTRACTS. Except for the contracts and agreements described in Section 3.26 of the Company Disclosure Schedule (collectively, the "Material Contracts") the Company is not a party to or bound by any Material Contract, including without limitation:

       (a) any continuing contract for the purchase of materials, supplies, equipment or services involving in the case of any such contact more than $10,000 over the life of the contract;

       (b) any contract that expires or may be renewed at the option of any person other than the Company so as to expire more than one year after the date of this Agreement;

       (c) any trust indenture, mortgage, promissory note, loan agreement or other contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

       (d) any contract of capital expenditures in excess of $10,000 in the aggregate;

       (e) any contract limiting the freedom of the Company to engage in any line of business or to compete with any other corporation, partnership, limited liability company, trust, individual or other entity, or any confidentiality, secrecy or non-disclosure contract;

       (f) any contract pursuant to which the Company is a lessor of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property, pursuant to which payments in excess of $10,000 remain outstanding;

       (g) any contract with any person with whom the Company does not deal at arm's length; or

       (h) any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person.

       3.27 NO BREACH OF MATERIAL CONTRACT. The Company has performed, in all material respects, the obligations required to be performed by it and is entitled to all benefits under, and, to the knowledge of the Company, is not alleged to be default in respect of any Material Contract. Each of the Material Contracts is in full force and effect, unamended (except as disclosed in Section
3.26 to the Company Disclosure Schedule) and there exists no default or event of default or event, occurrence, condition or act, with respect to the Company or, to the knowledge of the Company, with respect to the other contracting party, which, with the giving of notice, the lapse of the time or the happening of any other event or conditions, would default or event of default under any Material Contract. True, correct and complete copies of all Material Contracts have been delivered to the Parent.

       3.28 COMPLIANCE WITH OTHER INSTRUMENTS. The Company is not in violation or default of any term of its Articles of Incorporation or its Bylaws, or of any provision of any mortgage, indenture, contract, agreement, instrument or contract to which it is a party or by which it is bound or of any statute, rule or regulation applicable to the Company. The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation (including, but not limited to, any increase in payments due to any entity or person) or loss of any benefit under (i) any provision of the Certificate of Incorporation or Bylaws of the Company, as amended, or (ii) any material mortgage, indenture, lease, contract or other material agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its properties or assets.

       3.29 AUTHORIZATION OF SHAREHOLDERS; BINDING OBLIGATIONS. Each of the Shareholders has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of each of the Shareholders. This Agreement has been duly executed and delivered by each of the Shareholders and constitutes the valid and binding obligation of each of the Shareholders enforceable against the Shareholders in accordance with its terms subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

       3.30 SHAREHOLDERS' COMPLIANCE WITH OTHER INSTRUMENTS. Each of the Shareholders is not in violation of, or in default under, any term of its governing agreements, or of any provision of any mortgage, indenture, contract, agreement, instrument or contract to which it is a party or by which it is bound or of any statute, rule or regulation applicable to it. The execution and delivery of and compliance with this Agreement pursuant hereto will not result in any such violation, or be in conflict with or constitute a default under any such term, or result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation (including, but not limited to, any increase in payments due to any entity or person) or loss of any benefit under (i) any provision of the governing agreements of the Shareholders, or (ii) any material mortgage, indenture, lease, contract or other material agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Shareholders or any of their properties or assets.

       3.31 REPRESENTATIONS COMPLETE. None of the representations or warranties made by the Shareholders and the Principal herein or in the Company Disclosure Schedule, or certificate furnished by the Shareholders and the Principal pursuant to this Agreement, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.


                                   ARTICLE IV

                REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB


       Parent and Sub, jointly and severally, hereby represent and warrant to the Shareholders that except as set forth in the disclosure schedule delivered to the Shareholders at Closing, attached as Exhibit E (the "Parent/Sub Disclosure Schedule") and SEC Documents (as defined herein):

       4.1 ORGANIZATION, GOOD STANDING AND QUALIFICATION. Each of Parent and Sub is a corporation duly incorporated, duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Sub has all requisite corporate power and authority to own and operate its properties and assets, to execute and deliver this Agreement and to carry on its business as presently conducted and as presently proposed to be conducted. Each of Parent and Sub is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary and in which failure to so qualify might reasonably be expected, individually, or in the aggregate, to have a Materially Adverse Effect. Except as set forth on Section 4.1 of the Parent/Sub Disclosure Schedule, neither Parent nor Sub own any securities of any other corporation, limited partnership, limited liability company or other entity. Neither Parent nor Sub is a participant in any joint venture, partnership, limited liability company or similar arrangement.

       4.2 CAPITALIZATION. (a) Set forth on Section 4.2 of the Parent/Sub Disclosure Schedule is the capitalization of Parent immediately prior to the Closing Date, prior to giving effect to the transactions contemplated by this Agreement. Except as set forth in Section 4.2 of the Parent/Sub Disclosure Schedule, there are no authorized or outstanding subscriptions, warrants, options, contracts, rights (pre-emptive or otherwise), puts, calls, exchangeable or convertible securities, commitments or demands of any character relating to any authorized and issued or unissued shares of the capital stock of the Parent or other instruments convertible into or exchangeable for such stock, or which obligate the Parent to seek authorization to issue additional shares of any class of stock or to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of the Parent or obligating the Parent to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement, other than created by virtue of this Agreement or the transactions contemplated hereby.

       (b) The Merger does not constitute and will not constitute an event under any capital stock or convertible security or any anti-dilution or similar provision of any agreement to which Parent or Sub is a party or by which it is bound or affected, which shall either increase the number of shares or units of capital stock issuable upon conversion of any securities or upon exercise of any warrant or right to subscribe to or purchase any stock or similar security, or decrease the consideration per share or unit of capital stock to be received by Parent or by Sub upon such conversion or exercise.

       4.3 AUTHORIZATION; BINDING OBLIGATIONS. Each of the Parent and Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of the Parent and Sub. This Agreement has been duly executed and delivered by each of the Parent and Sub and constitutes the valid and binding obligation of each of the Parent and Sub enforceable against the Parent and Sub in accordance with its terms subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

       4.4 SEC DOCUMENTS. As of the dates when filed and of the Closing, each Annual Report, Quarterly Report and each other document filed with the Securities and Exchange Commission ("SEC") pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 (other than any document which is not deemed to be filed under applicable SEC rules and regulations) (collectively, "SEC Documents") does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in the light of the circumstances in which they were made, not misleading.

       4.5 FINANCIAL STATEMENTS. The Parent has delivered to the Shareholders its audited Statement of Operations and Balance Sheets for the fiscal year ended December 31, 2000 (the "Parent Financial Statements"). The Parent Financial Statements are in accordance with the books and records of the Parent, are complete and correct in all material respects, and present fairly the financial condition and position of Parent for the periods covered and as of December 31, 2000, (the "Parent Statement Date"), and other dates therein specified and the results of its operations for the periods therein specified. The Parent Financial Statements have been audited by an independent accountant and the Parent Financial Statements are prepared in accordance with GAAP.

       4.6 COMPLIANCE WITH OTHER INSTRUMENTS. Parent and Sub are not in violation or default of any term of their Certificates of Incorporation or its By-laws, or of any provision of any mortgage, indenture, contract, agreement, instrument or contract to which it is a party or by which it is bound or of any statute, rule or regulation applicable to Parent or Sub. The execution and delivery of and compliance with this Agreement pursuant hereto will not result in any such violation, or be in conflict with or constitute a default under any such term, or result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation (including, but not limited to, any increase in payments due to any entity or person) or loss of any benefit under (i) any provision of the Certificate of Incorporation or By-laws of the Parent or Sub, as amended, or (ii) any material mortgage, indenture, lease, contract or other material agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Parent or any of its properties or assets.

       4.7 OFFERING VALID. Assuming the accuracy of the representations and warranties of each Shareholder in its Representation Letter, a form of which is attached as Exhibit F hereto, the sale of the Merger Consideration will be exempt from the registration requirements of the Securities Act of 1933, and will have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws. The Merger Consideration, as of the Effective Time, (a) will have been duly authorized and validly issued to the Shareholders and (b) will be fully paid and nonassessable and will be free of any liens or encumbrances. Any required filings with respect to the Merger Consideration will be made in compliance with applicable securities laws and state blue sky laws.

       4.8 INVESTMENT COMPANY. Parent is not and is not controlled by or affiliated with an "investment company" within the meaning of the Investment Company Act of 1940.

       4.9 SUB FORMED FOR THE PURPOSE OF THIS TRANSACTION. Sub was formed solely for the purpose of engaging in the transaction contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the transaction contemplated hereby. Any and all outstanding Sub capital stock has been validly authorized and issued. All of the issued and outstanding shares of capital stock of Sub are owned of record or beneficially by Parent free and clear of any liens, mortgages, pledges or any other types of encumbrances.

       4.10 COMPLIANCE WITH LAWS; GOVERNMENTAL CONSENTS; PERMITS.

       Neither Parent nor Sub is in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which alone or together with any other violations would have a Material Adverse Effect. No governmental orders, permissions, consents, approvals or authorizations are required to be obtained and no registrations or declarations are required to be filed in connection with the execution and delivery of this Agreement and the Merger except for (i) the filing of the Certificates of Merger, together with the required officers' certificates; (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country; and (iii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on the Parent or Sub and would not prevent, or materially alter or delay any of the transactions contemplated by this Agreement. Parent and Sub have all material franchises, permits, licenses and any similar authority necessary for the conduct of each of their businesses as now being conducted by it, and can obtain, without undue burden or expense, any similar authority for the conduct of its business as presently planned to be conducted.

       4.11 REPRESENTATIONS COMPLETE. None of the representations or warranties made by the Parent and the Sub herein or in the Parent/Sub Disclosure Schedule, or certificate furnished by Parent pursuant to this Agreement, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.


                                    ARTICLE V

                                 INDEMNIFICATION

       5.1 PARENT INDEMNIFICATION. Parent ("Parent Indemnifying Party") agrees to defend, indemnify and save and hold harmless each of the Shareholders (the "Shareholders Indemnified Party") from and against any and all losses, costs, expenses, liabilities, claims or damages (including, without limitation, reasonable fees and disbursements of counsel) (collectively, "Claims"), net of any recoveries by the Shareholder Indemnified Party under existing insurance policies or indemnities from third parties, arising out of or resulting from:
(i) any breach of any representation, warranty, covenant or agreement made by Parent or Sub in this Agreement or in any instrument delivered on the Closing Date by Parent; (ii) any legal, administrative or other proceedings brought by a third party arising out of the transactions contemplated by this Agreement other than such proceedings attributable to the gross negligence or willful misconduct of the Shareholders; or (iii) any actual or threatened claim, suit, action or proceeding arising out of or resulting from the conduct by Parent or Sub of its business or operations, or Parent's or Sub's occupancy or use of its properties or assets, prior to the Closing Date.

       5.2 SHAREHOLDERS' INDEMNIFICATION. Each of the Shareholders (the "Shareholders Indemnifying Party"), jointly and severally, agree to defend, indemnify and save and hold harmless each of Parent and Sub and their respective affiliates, officers, directors, agents and employees, and each person, if any, who controls or may control Parent within the meaning of the Securities Act of 1933, as amended, (the "Parent/Sub Indemnified Party") from and against any and all Claims, net of any recoveries by the Parent/Sub Indemnified Party under existing insurance policies or indemnities from third parties, arising out of or resulting from: (i) any breach of any representation, warranty, covenant or agreement made by the Shareholders in this Agreement, or in any instrument delivered on the Closing Date by the Shareholders; (ii) any legal, administrative or other proceedings brought by a third party arising out of the transactions contemplated by this Agreement caused by the gross negligence or willful misconduct of the Shareholders; or (iii) any actual or threatened claim, suit, action or proceeding arising out of or resulting from the conduct by Company of its business or operations, or Company's occupancy or use of its properties or assets, prior to the Closing Date.

       5.3 PROCEDURE. Each party entitled to be indemnified pursuant to this
Article V (each, an "Indemnified Party") shall notify the party obligated to indemnify such Indemnified Party (the "Indemnifying Party") in writing of any claim or action against such Indemnified Party in respect of which the Indemnifying Party is or may be obligated to provide indemnification on account of Sections 5.1 or 5.2, promptly after the receipt of notice of the commencement thereof. The omission of any Indemnified Party so to notify the Indemnifying Party of any such claim or action shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party except to the extent the Indemnifying Party shall have been prejudiced by the omission or delay of such Indemnified Party so to notify the Indemnifying Party pursuant to this Section 5.3. If any such action shall be brought against any Indemnified Party and it shall notify the Indemnifying Party of the commencement thereof, the Indemnifying Party shall be entitled to participate therein and, to the extent that the Indemnifying Party may wish to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party, and after notice from the Indemnifying Party to such Indemnified Party of its election so to assume the defense thereof, the Indemnifying Party will not be liable to such Indemnified Party under Sections 5.1 or 5.2 for any legal or other expense subsequently incurred by such Indemnified Party in connection with the defense thereof nor for any settlement thereof entered into without the consent of the Indemnifying Party; PROVIDED, HOWEVER, that (i) if the Indemnifying Party shall fail or refuse to assume the defense of such action, (ii) if there is a conflict between the positions of the Indemnifying Party and of the Indemnified Party in defending such action or (iii) there are legal defenses available to such Indemnified Party different from or in addition to those available to the Indemnifying Party, then one separate counsel for the Indemnified Party shall be entitled to participate in and conduct the defense or such different defenses and the Indemnifying Party shall be liable for any reasonable legal or other expenses incurred by the Indemnified Party in connection with the defense.

       5.4 INDEMNIFICATION NON-EXCLUSIVE. The foregoing indemnification provisions are in addition to, and not in derogation of, any statutory, equitable or common law remedy any party may have for breach of representation, warranty, covenant or agreement.

       5.5 MANNER OF INDEMNIFICATION.

       (a) Subject to Sections 5.5(b)-(c), 5.6 and 5.7, within thirty (30) days of receipt of an indemnification notice by the Indemnifying Party: (i) if the Indemnifying Party is the Parent, the Parent Indemnifying Party shall satisfy such claim by the payment of cash to the Shareholders Indemnified Party for the full amount of such claim; and (ii) if the Indemnifying Party is the Shareholders Indemnifying Party, the Shareholders Indemnifying Party shall satisfy such claim by the payment of cash for the full amount of such claim.

       (b) If the Indemnifying Party disagrees with the claim for indemnification, it shall, within thirty (30) days of receipt of notice, deliver to the Indemnified Party written notice of disagreement with such claim specifying in reasonable detail the nature and extent of the disagreement. In the event that the Indemnifying Party delivers such notice of disagreement within said thirty (30) day period, the Indemnified Party shall have no right to indemnification for such disputed claim hereunder until the parties resolve the dispute.

       (c) If a Principal or Shareholder is an Indemnifying Party and fails to respond to an indemnity claim as set forth in Section 5.5(a) or 5.5(b) hereof within thirty (30) days of receipt of such notice, the Parent/Sub Indemnified Party, in its sole discretion, without prejudice to any other legal remedy available to it, may obtain payment from the Shareholders in cash.

       5.6 RESOLUTION OF CONFLICTS.

       (a) In the event that the Indemnifying Party delivers a notice of disagreement within the allotted thirty (30) day period, the Indemnified Party shall have fifteen (15) days to respond in a written statement to the objection of the Indemnifying Party. If after such fifteen (15) day period, there remains a dispute as to any claims, the Indemnifying Party and Indemnified Party shall attempt in good faith for thirty (30) days to agree upon the rights of the respective parties with respect to each of such claims.

       (b) If no agreement can be reached after good faith negotiation in accordance with Section 5.6(a), the parties shall have the right to avail themselves of all rights and remedies available at law and equity, subject to Sections 7.13 and 7.14 herein.

       5.7 THRESHOLD. The Indemnified Party shall not be permitted to enforce any Claims until the aggregate of all Claims exceeds $10,000 (the "Threshold Amount") and such amount is determined pursuant to this Article V to be payable. Once the aggregate amount of Claims is in excess of the Threshold Amount, all Claims, including those Claims below the Threshold Amount, may be pursued except as otherwise limited by this Agreement. Notwithstanding the foregoing, any Claims arising out of any breach of representations and warranties set forth in Sections 3.2, 3.12 and 3.20 or a breach of covenant set forth in Section 6.2 shall not be subject to the Threshold Amount requirements set forth in this
Section 5.7.


                                   ARTICLE VI

                                    COVENANTS

       6.1 EMPLOYEE CONFIDENTIALITY AGREEMENTS; EMPLOYEE AGREEMENTS. The parties hereto shall cooperate with one another to have Sub enter into Employee Confidentiality, Non-Competition and Disclosure and Assignment of Work Product agreements with each employee listed on Section 6.1 of the Parent/Sub Disclosure Schedule hereto. Sub shall enter into employment agreements with the Principal, substantially in the form attached as Exhibit G.

       6.2 CERTAIN TAX MATTERS. The Shareholders and Principals shall be responsible, at their sole expense, for the timely preparation and filing of all income Tax Returns of the Company and shall be liable for the payment of any and all Taxes for the short taxable period ending at the Effective Time and for any other taxable period ending prior to the Effective Time. The Shareholders and Principals shall cause such Tax Returns to be prepared in a manner consistent with past practice of the Company. Each of the parties hereto covenants and agrees that it shall not take any action, or fail to take any action, that would cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code.

       6.3 OPINION OF SHAREHOLDERS' COUNSEL. The obligations of the Parent/Sub shall be subject to the receipt from counsel to Shareholders of an opinion, dated the Closing Date, substantially in the form of Exhibit H.

       6.4 OPINION OF PARENT/SUB'S COUNSEL. The obligations of the Shareholders shall be subject to the receipt from Joseph P. Lively, Esq., counsel to the Parent and the Sub, of an opinion, dated the Closing Date, substantially in the form of Exhibit I.

       6.5 NON-COMPETITION AND NON-SOLICITATION. In consideration of, among other things, the Merger Consideration set forth in this Agreement, and with the understanding that the Principal will be privy to the trade secrets concerning the methods and practices of the Parent and the Sub, and to protect the Parent and the Sub from unauthorized disclosure of such trade secrets, during the period of the Principal's employment with Sub and thereafter, the Principal will be subject to certain restrictive non-competition and non-solicitation covenants as more fully described in the Employment Agreement attached as Exhibit G hereto.

       6.6 ASSIGNMENT OF CONTRACTS. All agreements entered into by the Principal personally for the lease of equipment used in the Company's business are listed on Section 6.6 of the Company Disclosure Schedule. The Shareholders and Principal agree to use their best efforts to obtain consents to assign each lease listed on Section 6.6 of the Company Disclosure Schedule from the Principal to Sub.

       6.7 GUARANTEE OF OBLIGATIONS. Parent agrees to guarantee the payment obligations of Sub pursuant to the Employment Agreement between Sub and the Principal, dated as of the date hereof.

       6.8 ACCESS TO RECORDS. Parent and Sub agree to provide the Principal with access to all books, records and tax information of the Company for periods prior to the Closing, and to cooperate with the Principal with respect to responding to reasonable requests made in connection with audits of the Principal or the Shareholders for the periods prior to the Closing or with respect to, among other things, the Principal's and Shareholders' tax returns as it may relate to their ownership of the Company.


                                   ARTICLE VII

                                  MISCELLANEOUS

       7.1 GOVERNING LAW. This Agreement shall be governed in all respects by the internal substantive laws, without reference to such state's principles of conflicts of law, of the State of California.

       7.2 SURVIVAL. The representations, warranties and agreements made herein by the parties shall survive any investigation made by the other party and the Closing for the period ending eighteen months from the Closing, PROVIDED, HOWEVER, that (i) representations and warranties as to matters set forth in Sections 3.12 and 3.19 will survive until 90 days following the expiration of the applicable statute of limitations, and (ii) claims based upon a willful, grossly negligent, fraudulent or intentional misrepresentation may be made until barred by the applicable statute of limitation. The agreements set forth in
Article V shall survive the Effective Time and the Closing.

       7.3 SUCCESSORS AND ASSIGNS. The provisions hereof shall inure to the benefit of, and be binding upon, the successors, permitted assigns, heirs, executors and administrators of the parties hereto.

       7.4 ENTIRE AGREEMENT; NONASSIGNABILITY; PARTIES IN INTEREST. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including the Company Disclosure Schedule and the Parent Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, (b) are not intended to confer upon any other person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise except that Parent or Sub may assign any of their respective rights to a wholly-owned, direct or indirect subsidiary of Parent.

       7.5 SEVERABILITY. If any provision of the Agreement shall be determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

       7.6 AMENDMENT. This Agreement may be amended or modified only upon the written consent of the Shareholders and Parent.

       7.7 WAIVERS, DELAYS OR OMISSIONS. No delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. Any waiver, permit, consent or approval of any kind or character on any party's part of any breach, default or noncompliance under this Agreement or any waiver on such party's part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies under this Agreement afforded to any party shall be cumulative and not alternative.

       7.8 NOTICES. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) five (5) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or
(iii) one (1) business day after deposit with a nationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. All communications shall be sent:

       (a) If to Parent or Sub, to:

                           Synergy 2000, Inc.
                           30 North Raymond Avenue, Suite 804
                           Pasadena, CA   91103
                           Attention: Eli Dabich, Jr.
                           Facsimile: (626) 792-8603

         (b)               If to Company to:

                           Convert-Tech, Inc.
                           1285 Dumaine Avenue
                           Oak Park, CA   91377
                           Facsimile: (818) 879-8407

         (b)      If to the Shareholders to:

                           Their respective addresses set forth on Exhibit A hereto.

       7.9 EXPENSES. The Company shall pay and remain liable for the costs and expenses that the Company and the Shareholders incur with respect to the negotiation, execution, delivery and performance of the Agreement (including all ancillary documents relating hereto), up to a maximum of $20,000. The Shareholders shall pay and remain liable for the remainder of the costs and expenses that the Company and the Shareholders incur with respect to the negotiation, execution, delivery and performance of the Agreement (including all ancillary documents relating hereto). Parent shall pay and remain liable for the costs and expenses that it incurs in connection with the negotiation, execution and delivery of this Agreement (including all ancillary documents relating hereto).

       7.10 HEADINGS. The headings of the sections and subsections of the Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

       7.11 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

       7.12 PRONOUNS. All pronouns contained herein and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the parties hereto may require.

       7.13 CONSENT TO EXCLUSIVE JURISDICTION. EACH PARTY HERETO HEREBY CONSENTS TO THE EXCLUSIVE JURISDICTION OF A FEDERAL COURT LOCATED WITHIN THE COUNTY OF LOS ANGELES, STATE OF CALIFORNIA, (OR IF THERE SHALL NOT BE FEDERAL JURISDICTION IN SUCH COURT, A STATE COURT LOCATED WITHIN THE COUNTY OF LOS ANGELES, STATE OF CALIFORNIA) AND IRREVOCABLY AGREES THAT ALL ACTIONS OR OTHER PROCEEDINGS RELATING TO OR ARISING OUT OF THIS AGREEMENT SHALL BE TRIED ONLY IN SUCH COURT. EACH OF THE PARTIES HERETO HEREBY CONSENTS TO SERVICE OF PROCESS IN ANY SUCH ACTION OR OTHER PROCEEDING IN ANY MANNER PERMITTED BY THE LAWS OF THE STATE OF CALIFORNIA, AGREES THAT SERVICE OF PROCESS BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO THE PERSONS AND AT THE ADDRESSES SET FORTH IN
SECTION 7.8 ABOVE, IS REASONABLY CALCULATED TO GIVE ACTUAL NOTICE, AND WAIVES AND AGREES NOT TO ASSERT BY WAY OF MOTION, AS A DEFENSE OR OTHERWISE, IN ANY SUCH ACTION OR OTHER PROCEEDING ANY CLAIM THAT SUCH SERVICE OF PROCESS DOES NOT CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS.

       7.14 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR SUBJECT MATTER HEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO SUBJECT MATTER OF THIS TRANSACTION.

       7.15 PUBLIC DISCLOSURE. All publicity relating to this Agreement and the transactions contemplated hereby shall be subject to the mutual approval of Parent and Company and, except as otherwise may be required by applicable law, no public announcement or disclosure of the terms or existence of this Agreement or the transactions contemplated hereby or thereby shall be made by any party (or any of its affiliates or representatives) without the prior written consent of the other parties, which consent shall not be unreasonably withheld. To the extent Parent is required by applicable law to disclose publicly or to make any public announcement of the terms or existence of this Agreement or the transactions contemplated hereby or thereby, Parent shall, to the extent possible within the applicable time constraints, give Company reasonable, actual prior notice of such disclosure and use best efforts to agree with Company on the form of such disclosure.

       7.16 TRANSFER TAXES. All stock transfer, real estate transfer, documentary, stamp recording, sales and use and other similar taxes (including interest, penalties and additions to any such taxes) incurred in connection with this Agreement shall be paid by the Parent.





                            [SIGNATURE PAGE FOLLOWS]

       IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement, to be signed by their respective officers thereunto duly authorized, all as of the date first above written.


                                    SYNERGY 2000, INC.

                                    By:  /S/ ELI DABICH, JR.
                                         -------------------
                                    Name:   Eli Dabich, Jr.
                                    Title:  President

                                    INFINITY TECHNOLOGY SOLUTIONS, INC.

                                    By:  /S/ ELI DABICH, JR.
                                         -------------------
                                    Name:   Eli Dabich, Jr.
                                    Title:  President

                                    CONVERT-TECH, INC.

                                    By: CHARLES R. CRONIN, JR.
                                        ----------------------
                                    Name:   Charles R. Cronin, Jr.
                                    Title:  President

                                    /S/ CHARLES R. CRONIN, JR.
                                    --------------------------
                                    CHARLES R. CRONIN, JR.

                                    CRONIN FAMILY REVOCABLE TRUST,

                                    By:  /S/ CHARLES R. CRONIN, JR.
                                         --------------------------
                                         Charles R. Cronin, Jr., Co-Trustee

                                    By:  /S/ SHERYL L. CRONIN
                                         --------------------
                                         Sheryl L. Cronin, Co-Trustee

                                    /S/ CHARLES R. CRONIN, JR., ATTORNEY-IN-FACT
                                    --------------------------------------------
                                    COLLEEN RENE  CRONIN

                                    /S/ CHARLES R. CRONIN, JR., ATTORNEY-IN-FACT
                                    --------------------------------------------
                                    BONNIE LYNN CRONIN

                                    /S/ CHARLES R. CRONIN, JR., GUARDIAN
                                    ------------------------------------
                                    AILEEN MARY CRONIN

                                    /S/ JEFFREY D. SEGAL
                                    ----------------------
                                    JEFFREY D. SEGAL

                                    EXHIBITS

Exhibit A         List of Shareholders
Exhibit B         Certificate of Incorporation of Infinity Technology
                    Solutions, Inc.
Exhibit C         By-Laws of Infinity Technology Solutions, Inc.
Exhibit D         Disclosure Schedule of Convert-Tech, Inc.
Exhibit E         Disclosure Schedule of Synergy 2000, Inc. and Infinity
                    Technology Solutions, Inc.
Exhibit F         Representation Letter
Exhibit G         Employment Agreement of Charles R. Cronin, Jr.
Exhibit H         Form of Opinion of Counsel of Convert-Tech, Inc. Shareholders
Exhibit I         Form of Opinion of Counsel of Synergy 2000, Inc. and Infinity
                    Technology Solutions, Inc.

                                    EXHIBIT C

                            LIMITED POWER OF ATTORNEY
                            (With Durable Provision)


NOTICE: THIS IS AN IMPORTANT DOCUMENT. BEFORE SIGNING THIS DOCUMENT, YOU SHOULD KNOW THESE IMPORTANT FACTS. THE PURPOSE OF THIS POWER OF ATTORNEY IS TO GIVE THE PERSON WHOM YOU DESIGNATE (YOUR "AGENT") BROAD POWERS TO HANDLE YOUR PROPERTY, WHICH MAY INCLUDE POWERS TO PLEDGE, SELL OR OTHERWISE DISPOSE OF ANY REAL OR PERSONAL PROPRETY WITHOUT ADVANCE NOTICE TO YOU OR APPROVAL BY YOU. YOU MAY SPECIFY THAT THESE POWERS WILL EXIST EVEN AFTER YOU BECOME DISABLED, INCAPACITATED OR INCOMPETENT. THIS DOCUMENT DOES NOT AUTHORIZE ANYONE TO MAKE MEDICAL OR OTHER HEALTH CARE DECISIONS FOR YOU. IF THERE IS ANYTHING ABOUT THIS FORM THAT YOU DO NOT UNDERSTAND, YOU SHOULD ASK A LAWYER TO EXPLAIN IT TO YOU. YOU MAY REVOKE THIS POWER OF ATTORNEY IF YOU LATER WISH TO DO SO.

TO ALL PERSONS, be it known, that I, Colleen Rene Cronin, of 1285 Dumaine Avenue, Oak Park, California, 91377, as Grantor, do hereby make and grant a limited and specific power of attorney to Charles R. Cronin, Jr., of 1285 Dumaine Avenue, Oak Park, California, 91377, and appoint and constitute said individual as my attorney-in-fact.

My named attorney-in-fact shall have full power and authority to undertake, commit and perform only the following acts on my behalf to the same extent as if I had done so personally; all with full power of substitution and revocation in the presence: (Describe specific authority)

         Sale, transfer or trade of Convert-Tech, Inc. stock.

The authority granted shall include such incidental acts as are reasonably required or necessary to carry out and perform the specific authorities and duties stated or contemplated herein.

My attorney-in-fact agrees to accept this appointment subject to its terms, and agrees to act and perform in said fiduciary capacity consistent with my best interests as my attorney-in-fact deems advisable, and I thereupon ratify all acts so carried out.

I agree to reimburse my attorney-in-fact all reasonable costs and expenses incurred in the fulfillment of the duties and responsibilities enumerated herein.

Special durable provisions:

This power of attorney shall not be affected by subsequent incapacity of the Grantor. This power of attorney may be revoked by the Grantor giving written notice of revocation to the attorney-in-fact, provided that any party relying in good faith upon this power of attorney shall be protected unless and until said party has either a) actual or constructive notice of revocation, or b) upon recording of said revocation in the public records where the Grantor resides.

Other terms:

Signed under seal this 10th day of September, 2001. Signed in the presence of:

/S/ SHERYL L. CRONIN                             /S/ COLLEEN RENE CRONIN
--------------------                             -----------------------
Witness                                          Grantor

                                                 /S/ CHARLES R. CRONIN, JR.
                                                 --------------------------
                                                 Attorney-in-Fact

State of California          )
County of Los Angeles        )

On September 10, 2001, before me, Gina M. Scherpenborg, appeared Colleen Rene Cronin, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they/ executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Signature /S/ GINA M. SCHERPENBORG    Affiant     Known       Produced ID  X
          ------------------------            ---       -----            -----
             GINA M. SCHERPENBORG     Type of ID: CALIFORNIA DRIVER'S LICENSE
                                                  ---------------------------

                                                          (Seal)

                                    EXHIBIT D

                            LIMITED POWER OF ATTORNEY
                            (With Durable Provision)


NOTICE: THIS IS AN IMPORTANT DOCUMENT. BEFORE SIGNING THIS DOCUMENT, YOU SHOULD KNOW THESE IMPORTANT FACTS. THE PURPOSE OF THIS POWER OF ATTORNEY IS TO GIVE THE PERSON WHOM YOU DESIGNATE (YOUR "AGENT") BROAD POWERS TO HANDLE YOUR PROPERTY, WHICH MAY INCLUDE POWERS TO PLEDGE, SELL OR OTHERWISE DISPOSE OF ANY REAL OR PERSONAL PROPRETY WITHOUT ADVANCE NOTICE TO YOU OR APPROVAL BY YOU. YOU MAY SPECIFY THAT THESE POWERS WILL EXIST EVEN AFTER YOU BECOME DISABLED, INCAPACITATED OR INCOMPETENT. THIS DOCUMENT DOES NOT AUTHORIZE ANYONE TO MAKE MEDICAL OR OTHER HEALTH CARE DECISIONS FOR YOU. IF THERE IS ANYTHING ABOUT THIS FORM THAT YOU DO NOT UNDERSTAND, YOU SHOULD ASK A LAWYER TO EXPLAIN IT TO YOU. YOU MAY REVOKE THIS POWER OF ATTORNEY IF YOU LATER WISH TO DO SO.

TO ALL PERSONS, be it known, that I, Bonnie Lynn Cronin, of 1285 Dumaine Avenue, Oak Park, California, 91377, as Grantor, do hereby make and grant a limited and specific power of attorney to Charles R. Cronin, Jr., of 1285 Dumaine Avenue, Oak Park, California, 91377, and appoint and constitute said individual as my attorney-in-fact.

My named attorney-in-fact shall have full power and authority to undertake, commit and perform only the following acts on my behalf to the same extent as if I had done so personally; all with full power of substitution and revocation in the presence: (Describe specific authority)

         Sale, transfer or trade of Convert-Tech, Inc. stock.

The authority granted shall include such incidental acts as are reasonably required or necessary to carry out and perform the specific authorities and duties stated or contemplated herein.

My attorney-in-fact agrees to accept this appointment subject to its terms, and agrees to act and perform in said fiduciary capacity consistent with my best interests as my attorney-in-fact deems advisable, and I thereupon ratify all acts so carried out.

I agree to reimburse my attorney-in-fact all reasonable costs and expenses incurred in the fulfillment of the duties and responsibilities enumerated herein.

Special durable provisions:

This power of attorney shall not be affected by subsequent incapacity of the Grantor. This power of attorney may be revoked by the Grantor giving written notice of revocation to the attorney-in-fact, provided that any party relying in good faith upon this power of attorney shall be protected unless and until said party has either a) actual or constructive notice of revocation, or b) upon recording of said revocation in the public records where the Grantor resides.

Other terms:

Signed under seal this 9th day of October, 2001. Signed in the presence of:

                                    /S/ BONNIE LYNN CRONIN
                                    ----------------------
                                    Grantor

                                    /S/ CHARLES R. CRONIN, JR.
                                    --------------------------
                                    Attorney-in-Fact

State of California          )
County of Los Angeles        )

On October 9, 2001, before me, Nance J. Gatlin, appeared Bonnie Cronin, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they/ executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Signature /S/ NANCE J. GATLIN         Affiant     Known       Produced ID  X
          -------------------                 ---       -----            -----
             NANCE J. GATLIN          Type of ID: CALIFORNIA DRIVER'S LICENSE
                                                  ---------------------------

                                                           (Seal)